UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEABODY INVESTMENTS CORP.
EMPLOYEE RETIREMENT ACCOUNT

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Peabody Investments Corp.
Employee Retirement Account

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Signature	16

Exhibit Index	17

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Investments Corp. Employee Retirement Account as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 21, 2012

Peabody Investments Corp.
Employee Retirement Account

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
	(Dollars in thousands)
Assets:
Investments, at fair value:
Investments in mutual funds	$468,652	$446,289
Investment in common/collective trust	152,723	147,150
Interest in Master Trust	55,775	80,872
Total investments	677,150	674,311
Receivables:
Employer contributions	22,549	20,025
Notes receivable from participants	22,800	21,997
Total receivables	45,349	42,022

Total assets reflecting investments at fair value	722,499	716,333
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(7,072)	(5,794)
Net assets available for benefits	$715,427	$710,539

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2011	2010
	(Dollars in thousands)
Additions:
Investment (loss) income:
Interest and dividends	$17,442	$13,529
Net realized and unrealized (depreciation) appreciation of mutual funds	(17,187)	45,145
Net investment (loss) income in the Master Trust	(39,604)	24,992
Net investment (loss) income	(39,349)	83,666

Interest income on notes receivable from participants	1,032	1,072

Contributions:
Employee	41,816	36,494
Employer	52,742	48,825
Rollover	2,160	1,463
Total contributions	96,718	86,782
Total additions	58,401	171,520

Deductions:
Benefits paid to participants	(53,301)	(44,156)
Administrative expenses	(212)	(133)
Total deductions	(53,513)	(44,289)

Net change in net assets available for benefits	4,888	127,231
Net assets available for benefits at beginning of year	710,539	583,308
Net assets available for benefits at end of year	$715,427	$710,539

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

1. Description of the Plan

The following description of the Peabody Investments Corp. (the Company, Plan Administrator and Plan Sponsor) Employee Retirement Account (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. The Company is a wholly owned subsidiary of Peabody Energy Corporation (Peabody).

General

The Plan is a defined contribution plan, and participation in the Plan is voluntary. All nonrepresented employees of the Company and certain of its participating subsidiaries and affiliated companies (collectively, the Employer) are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is a participating investment in the Amended and Restated Master Trust Agreement for the Peabody Energy Corporation Stock Fund (the Master Trust). See Notes 2 and 3 for additional details related to the Master Trust. All investments in the Plan are participant-directed.

Contributions

Each year participants may contribute on a pre-tax or traditional after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. Participants also have the option to contribute to their account on a Roth after-tax basis whereby investment income earned on contributions is not subject to taxation. In the calendar year that a participant is age 50 or older and each year thereafter, he or she is permitted to make catch-up contributions to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.

For participants other than those performing services in the Colorado, Wyoming and New Mexico regions, the Employer makes matching contributions equal to 100% of the first 6% of eligible compensation. Plan participants in the Colorado, Wyoming and New Mexico regions are entitled to Employer matching contributions up to 8% of such participant's eligible compensation, adjusted for the participant's age and years of service.

Certain Plan participants in the Colorado, Wyoming and New Mexico regions who have either completed 15 or more years of service, or attained age 45 and completed at least 5 years of service as of December 31, 2007, are entitled to Employer transition contributions equal to 9% of such participant's eligible compensation. The Employer transition contributions began on January 1, 2008 and will end on or before December 31, 2012.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Certain Plan participants of the Peabody Investments Corp. Retirement Plan who are no longer credited with any additional years of service for benefit accrual purposes are entitled to Employer transition contributions equal to either 5% or 7% of such participant's eligible compensation based on age and/or years of service as of December 31, 2000. The Employer transition contributions began on June 1, 2008 and will end on or before December 31, 2012.

Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Peabody's Board of Directors establishes desired minimum and maximum performance targets that require the Employer to pay a performance contribution into the accounts of active, eligible employees as of the end of the fiscal year, based upon Peabody's financial performance. Effective January 1, 2011, the performance contribution maximum was increased from 4% to 6% of eligible compensation if the maximum performance target established by the Board of Directors for a fiscal year is met. Prior to that date, the performance contribution was between 0% and 4% of eligible compensation. If the minimum performance targets set for a fiscal year are not met, the Board of Directors may authorize the Employer to contribute a discretionary amount to the accounts of active, eligible employees. If the maximum performance targets set for a fiscal year are exceeded, the Board of Directors, at its discretion, may authorize the Employer to contribute additional incremental percentages of eligible compensation to the accounts of active, eligible employees.

At December 31, 2011 and 2010, receivables of $22.5 million and $ 20.0 million, respectively, were recorded for a 6% performance contribution of eligible employees' compensation for each of the plan years.

Vesting

Participants are vested immediately in their own contributions and the actual earnings or losses thereon. Vesting of Employer matching contributions occurs ratably based on years of continuous service (20% per year after one year of service with 100% vesting after five years) and automatically vests 100% upon death, normal retirement date or disability retirement date, as defined in the Plan. Employer transition, performance and discretionary contributions, if any, are immediately vested 100%.

Forfeited Accounts

Employer contributions are reduced by forfeitures of non-vested amounts. During each of the years ended December 31, 2011 and 2010, the Plan received forfeiture credits, net of holding gains or losses, of $0.8 million. During the year ended December 31, 2011, the Plan used forfeitures of $1.9 million to reduce Employer contributions. There were no forfeitures used to offset contributions during the year ended December 31, 2010. As of December 31, 2011 and 2010, the balance of forfeiture credits available for future use was $0.4 million and $1.5 million, respectively. Forfeitures are invested in the Vanguard Prime Money Market Fund.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Participant Loans

Participants may borrow up to 50% of their own contributions (Employer matching, transition, performance and discretionary contributions are not eligible) subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant's account and bear interest based on the prime interest rate on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time. Upon retirement or separation of employment, a participant's loan must be repaid before the participant can receive a final distribution from the Plan. If the loan is not repaid in 90 days, it is subtracted from the participant's total account balance and considered a taxable distribution from the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, Employer matching, transition, performance and discretionary contributions, and plan earnings or losses. The benefit to which a participant is entitled is the vested balance of the participant's account as defined in the Plan.

Payment of Benefits

Participants are eligible for distribution of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment after normal retirement date. Participants may elect to receive their distribution as either a lump sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their vested account balance. Withdrawals in cases of hardship and other withdrawals are also permitted, as defined in the Plan.

Plan Termination

The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants' accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.

Administrative Expenses

Most significant administrative expenses of the Plan, including audit and trustee fees, are paid by the Employer.  Plan recordkeeping fees are paid through the allocation of a portion of investment management fees.  Participants are required to pay for certain miscellaneous transaction fees.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation

Financial statements of the Plan are prepared using the accrual method of accounting.

Newly Adopted Accounting Standards and Accounting Standards Not Yet Implemented

In January 2010, the Financial Accounting Standards Board issued accounting guidance that required new fair value disclosures, including significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. In addition, the guidance required new disclosures regarding activity in Level 3 fair value measurements, including a gross basis reconciliation. The Plan Sponsor began complying with the new fair value disclosure requirements beginning January 1, 2010, except for the disclosure of activity within Level 3 fair value measurements, which became effective January 1, 2011. Adoption of the gross presentation of Level 3 activity did not impact the Plan's disclosures as the Plan currently does not have Level 3 investments.

In May 2011, the FASB issued additional fair value measurement disclosure requirements that were intended to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between United States (U.S.) generally accepted accounting principles and International Financial Reporting Standards. That update required the categorization by level for financial instruments not measured at fair value but for which disclosure of fair value is required, disclosure of all transfers between Level 1 and Level 2, and additional disclosures for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The guidance is to be applied prospectively and will become effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Plan). The guidance issued in May 2011 will impact the Plan's disclosures, if applicable.

Valuation of Investments

The Plan Sponsor defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.

The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Interest in Master Trust

The Master Trust was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody's other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units held in the Master Trust by each plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Loan origination fees are included in notes receivable from participants and are not reflected as administrative expenses on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the note receivable to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

3. Fair Value Measurements

The Plan Sponsor uses a three-level fair value hierarchy that categorizes investments measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical investments; Level 2, inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants. There were no Level 3 investments in the Plan as of or for the years ended December 31, 2011 and 2010.

A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for each major class of investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market. This fund is primarily invested in guaranteed and synthetic investment contracts and is designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of quoted market price for Peabody common stock held plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.

The following tables present the fair value hierarchy of the investments on the statements of net assets available for benefits.

	December 31, 2011
	Level 1	Level 2	Total
	(Dollars in thousands)
Equity mutual funds	$242,355	$—	$242,355
Fixed income mutual funds	50,679	—	50,679
Target retirement mutual funds	175,618	—	175,618
Fixed income common/collective trust	—	152,723	152,723
Peabody Energy Stock Fund (1)	55,775	—	55,775
Total assets at fair value	$524,427	$152,723	$677,150

	December 31, 2010
	Level 1	Level 2	Total
	(Dollars in thousands)
Equity mutual funds	$248,921	$—	$248,921
Fixed income mutual funds	42,857	—	42,857
Target retirement mutual funds	154,511	—	154,511
Fixed income common/collective trust	—	147,150	147,150
Peabody Energy Stock Fund (1)	80,872	—	80,872
Total assets at fair value	$527,161	$147,150	$674,311

(1) Interest in Master Trust

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

4. Investments

The following table presents investment information for the Master Trust:

	December 31,
	2011	2010
	(Dollars in thousands)
Investments, at fair value:
Peabody Energy Stock Fund	$56,805	$82,306
Plan's interest in Master Trust	98%	98%

	Years Ended December 31,
	2011	2010
	(Dollars in thousands)
Master Trust net investment (loss) income:
Dividend income	$379	$336
Net (depreciation) appreciation of common stock	(40,704)	25,181
Net investment (loss) income	$(40,325)	$25,517

Investments representing 5% or more of the fair value of the Plan's net assets were as follows:

	December 31,
	2011	2010
	(Dollars in thousands)
Mutual funds:
Vanguard Institutional Index Fund (2)	$71,967	$—
Vanguard PRIMECAP Admiral Fund (2)	43,559	—
Vanguard Target Retirement 2020 Fund (3)	37,469	33,974
Vanguard 500 Index Fund (1)	—	70,373
Vanguard PRIMECAP Investor Fund (1)	—	46,192
Common/collective trust:
Vanguard Retirement Savings Trust	152,723	147,150

(1) This investment was removed from the Plan's investment portfolio in 2011.
(2) This investment was added to the Plan's investment portfolio in 2011.
(3) This investment did not represent 5% or more of the fair value of the Plan's net assets as of December 31, 2010, but is shown for comparative purposes.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
	(Dollars in thousands)

Net assets available for benefits per the
financial statements	$715,427	$710,539
Adjustment from contract value to fair value for
fully benefit-responsive contracts	7,072	5,794
Net assets available for benefits per the Form 5500	$722,499	$716,333

6. Related - Party Transactions

The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody common stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

7. Income Tax Status

The Plan received a determination letter from the IRS dated February 9, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter and applied for a new determination letter in January 2010. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Peabody Investments Corp.
Employee Retirement Account

Employer ID #20-0480084
Plan #003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
*	Vanguard Institutional Index Fund	625,582	shares of mutual fund		$71,966,915
*	Vanguard PRIMECAP Admiral Fund	680,178	shares of mutual fund		43,558,625
*	Vanguard Total Bond Market Index Institutional Fund	2,139,820	shares of mutual fund		23,538,027
*	Vanguard International Growth Admiral Fund	393,148	shares of mutual fund		20,439,750
*	Vanguard Small-Cap Index Fund	580,141	shares of mutual fund		19,370,917
*	Vanguard Windsor II Admiral Fund	310,710	shares of mutual fund		14,214,990
	T. Rowe Price Mid-Cap Growth Fund	201,796	shares of mutual fund		10,640,724
*	Vanguard Total Stock Market Index Fund	333,963	shares of mutual fund		10,089,013
	Sound Shore Fund	333,674	shares of mutual fund		9,853,382
*	Vanguard Long-Term Bond Index Fund	586,472	shares of mutual fund		8,157,823
*	Vanguard GNMA Fund	723,584	shares of mutual fund		8,010,071
*	Vanguard Developed Markets Index Fund	901,844	shares of mutual fund		7,656,653
*	Vanguard Extended Market Index Fund	222,175	shares of mutual fund		7,511,729
*	Vanguard REIT Index Fund	303,765	shares of mutual fund		6,661,566
	BlackRock High Yield Bond Fund	851,869	shares of mutual fund		6,295,312
*	Vanguard Emerging Markets Stock Index Fund	201,987	shares of mutual fund		6,150,506
	Harbor Capital Appreciation Fund	154,085	shares of mutual fund		5,685,751
*	Vanguard Long-Term Treasury Fund	325,811	shares of mutual fund		4,346,323
	T. Rowe Price Small-Cap Stock Fund	134,317	shares of mutual fund		4,197,420
*	Vanguard International Value Fund	95,154	shares of mutual fund		2,533,947
	Lazard U.S. Small-Mid Cap Equity Portfolio	154,233	shares of mutual fund		1,823,039
*	Vanguard Prime Money Market Fund	331,327	shares of mutual fund		331,327
*	Vanguard Target Retirement Income Fund	268,582	shares of mutual fund		3,096,751
*	Vanguard Target Retirement 2005 Fund	127,613	shares of mutual fund		1,528,801
*	Vanguard Target Retirement 2010 Fund	408,112	shares of mutual fund		9,153,945
*	Vanguard Target Retirement 2015 Fund	2,013,075	shares of mutual fund		24,760,825

Supplemental Schedule

Peabody Investments Corp.
Employee Retirement Account

Employer ID #20-0480084
Plan #003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
*	Vanguard Target Retirement 2020 Fund	1,727,500	shares of mutual fund		37,469,482
*	Vanguard Target Retirement 2025 Fund	2,265,511	shares of mutual fund		27,797,820
*	Vanguard Target Retirement 2030 Fund	813,936	shares of mutual fund		17,027,537
*	Vanguard Target Retirement 2035 Fund	1,151,216	shares of mutual fund		14,401,714
*	Vanguard Target Retirement 2040 Fund	611,239	shares of mutual fund		12,530,392
*	Vanguard Target Retirement 2045 Fund	1,021,844	shares of mutual fund		13,151,126
*	Vanguard Target Retirement 2050 Fund	701,615	shares of mutual fund		14,319,964
*	Vanguard Target Retirement 2055 Fund	17,389	shares of mutual fund		380,127
*	Vanguard Retirement Savings Trust	145,651,040	units of common/collective trust		152,723,093
*	Various participants	Participant notes receivable (2)			22,800,016
					$644,175,403

*	Denotes party-in-interest
(1)	Cost is not presented for participant directed investments
(2)	Participant notes receivable include interest rates from 4.25% to 9.50% and maturities through December 7, 2021

SIGNATURE

Peabody Investments Corp. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Investments Corp.
Employee Retirement Account

Date:	June 21, 2012	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President and
Chief Administrative Officer

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.